UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13E-3/A

(Amendment No. 3)

Rule 13e-3 Transaction Statement

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

TD BANKNORTH INC.

(Name of the Issuer)

TD BANKNORTH INC.

THE TORONTO-DOMINION BANK

BONN MERGER CO.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

87235 A 10 1

(CUSIP Number of Class of Securities)

Carol L. Mitchell, Esq.	Brendan O’Halloran
Senior Executive Vice President,	The Toronto-Dominion Bank
General Counsel and Corporate Secretary	New York Branch
TD Banknorth Inc.	31 West 52 Street
P.O. Box 9540	New York, New York 10019-6101
Two Portland, Square	(212) 827-7000
Portland, Maine 04112-9540
(207) 761-8500

With Copies to:

Gerard L. Hawkins, Esq. Elias, Matz, Tiernan & Herrick LLP 734 15th Street, N.W. Washington, DC 20005 (202) 347-0300	Edward D. Herlihy, Esq. Lawrence S. Makow, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52 Street New York, NY 10019 (212) 403-1000	Christopher A. Montague, Esq. The Toronto-Dominion Bank Toronto-Dominion Centre P.O. Box 1 Toronto, Ontario M5K 1A2 (416) 982-8222	Lee A. Meyerson, Esq. Ellen Patterson, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000

(Name, Address and Telephone Number of Persons Authorized to Receive

Notice and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the
Securities Exchange Act of 1934.
b. ☐	The filing of a registration statement under the Securities Act of 1933.
c. ☐	A tender offer.
d. ☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee*
$3,188,527,204	$341,173

*                     For purposes of calculating the amount of the filing fee only. The filing fee was determined by adding (x) the product of (i) 98,441,015, the number of shares of common stock, par value $0.01 per share, of TD Banknorth (“Common Stock”) that are not owned by The Toronto-Dominion Bank or its affiliates and are proposed to be acquired in the merger, and (ii) the merger consideration of $32.33 per share, plus (y) $5,929,189 expected to be paid to holders of stock options to purchase 633,022 shares of Common Stock with an exercise price of less than $32.33 per share granted by TD Banknorth to purchase shares of Common Stock that expire no later than December 31, 2008 in exchange for the cancellation of such options ((x) and (y) together, the “Total Consideration”). The payment of the filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the Total Consideration by .000107.

☒               Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $341,173
Form or Registration No.:  Schedule l4A—Preliminary proxy statement
Filing Party:  TD Banknorth Inc.
Date Filed:  December 19, 2006

INTRODUCTION

This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) amends the Schedule 13E-3 first filed on December 19, 2006 and amended on February 13, 2007, and March 6, 2007 by TD Banknorth Inc., a Delaware corporation (“TD Banknorth”) and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction, The Toronto-Dominion Bank, a Canadian bank and the majority shareholder of TD Banknorth, and Bonn Merger Co., a newly-formed Delaware corporation and a wholly-owned subsidiary of The Toronto-Dominion Bank, in connection with the proposed merger of Bonn Merger Co. with and into TD Banknorth (the “Merger”), with TD Banknorth as the surviving corporation. As a result of the Merger: (i) TD Banknorth will become a wholly-owned subsidiary of The Toronto-Dominion Bank; (ii) each issued and outstanding share of TD Banknorth common stock (other than shares described in clause (iii) below, certain shares owned by direct or indirect wholly-owned subsidiaries of TD Banknorth and shares held by any holder who properly demands appraisal rights under Delaware law) will be converted into the right to receive $32.33 in cash; (iii) all shares of TD Banknorth common stock held by The Toronto-Dominion Bank or any subsidiary thereof (other than shares owned, directly or indirectly, in trust accounts, managed accounts and the like or otherwise held in a fiduciary or custodial capacity that are beneficially owned by third parties and any shares of TD Banknorth common stock held in respect of a debt previously contracted), in the aggregate, shall be converted into one fully paid and nonassessable share of common stock of the surviving corporation; and (iv) the one outstanding share of TD Banknorth Class B common stock held by The Toronto-Dominion Bank will be converted into one fully paid and nonassessable share of common stock of the surviving corporation.

Concurrently with the filing of this Schedule l3E-3, TD Banknorth is filing a definitive proxy statement (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to which the TD Banknorth board of directors is soliciting proxies from shareholders of TD Banknorth in connection with the Merger. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1). The information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

The information contained in this Schedule 13E-3 and/or the Proxy Statement concerning (i) TD Banknorth was supplied by TD Banknorth and none of The Toronto-Dominion Bank or Bonn Merger Co. takes responsibility for the accuracy of such information and (ii) The Toronto-Dominion Bank and/or Bonn Merger Co. was supplied by The Toronto-Dominion Bank and TD Banknorth takes no responsibility for the accuracy of such information.

ITEM 1.                SUMMARY TERM SHEET

Item 1001 of Regulation M-A

The information set forth in the Proxy Statement under the captions “Questions and Answers About The Merger” and “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.                SUBJECT COMPANY INFORMATION

Item 1002 of Regulation M-A

(a)

The information set forth in the Proxy Statement under the captions “Summary Term Sheet—Parties to the Proposed Transaction” and “The Parties to the Transaction—TD Banknorth” is incorporated herein by reference.

(b)

The information set forth in the Proxy Statement under the captions “Summary Term Sheet—The Special Meeting” and “The Special Meeting—Shares Outstanding and Entitled to Vote; Record Date” is incorporated herein by reference.

(c)-(d)	The information set forth in the Proxy Statement under the caption “Market for Common Stock and Dividends” is incorporated herein by reference.
(e)	Not applicable.
(f)	The information set forth in the Proxy Statement under the caption “Transactions in TD Banknorth Common Stock by Certain Persons” is incorporated herein by reference.

ITEM 3.                IDENTITY AND BACKGROUND OF FILING PERSON

Item 1003(a) to (c) of Regulation M-A

(a)

The information set forth in the Proxy Statement under the captions “Summary Term Sheet—Parties to the Proposed Transaction,” “The Parties to the Transaction” and “Beneficial Ownership of Capital Stock by Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)-(c)	The information set forth in the Proxy Statement under the captions “Summary Term Sheet—Parties to the Proposed Transaction” and “The Parties to the Transaction” is incorporated herein by reference.

Directors and Executive Officers of TD Banknorth.   Set forth below for each of the directors and executive officers of TD Banknorth is their respective present principal occupation or employment, the name and principal business of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such director and executive officer. Each person identified below is a United States citizen, unless otherwise noted. Unless indicated otherwise, each person’s principal address is c/o TD Banknorth Inc., P.O. Box 9540, Two Portland Square, Portland, Maine 04112-9540.

Class A Directors

Robert G. Clarke is a Director of TD Banknorth and TD Banknorth, N.A. Mr. Clarke was a former Board member of Howard Bank prior to its merger into TD Banknorth, N.A. He is a former member of the Banknorth Vermont State Advisory Board and the Chancellor of Vermont State Colleges from 2000 to the present. He was formerly the Interim Chancellor of Vermont State Colleges from 1999 to 2000 and formerly the President of Vermont Technical Colleges from 1984 to 1999. He is a Director and a designated “audit committee financial expert” for Central Vermont Public Service Corporation, a Director and Chair of the Vermont Electric Power Company, Inc., a Director and Chair of Vermont Electric Transmission Co. and a member of the Governor’s Council of Economic Advisors. He is a participant in numerous state, civic and community committees and councils.

P. Kevin Condron is a Director of TD Banknorth and TD Banknorth, N.A. Mr. Condron was the former Chairman of Safety Fund National Bank and Director of CFX Corporation, which were acquired by TD Banknorth in 1998. He has served as Chairman and Chief Executive Officer of The Granite Group LLC, a plumbing and heating wholesale distributor, from 1998 to the present and formerly served as President and Chief Executive Officer of Central Goulet Supply from 1972 through 1997. He is the former Chairman of the Board of the Worcester Business Development Corp and the Clerk of the Greater Worcester Community Foundation. He is a Trustee of the Allmerica Investment Trust and the Allmerica Securities Trust and a Trustee of the College of the Holy Cross.

John Otis Drew is a Director of TD Banknorth and TD Banknorth, N.A. Mr. Drew was the former Chairman of the Board of CCBT Financial Companies, Inc. and its subsidiary bank, Cape Cod Bank and Trust Company, N.A., which were acquired by TD Banknorth in 2004. He is the Principal and President of John A. Drew, Realtor (Hyannis, MA), which he began with in 1976.

Brian Flynn is a Director of TD Banknorth and TD Banknorth, N.A. Mr. Flynn was a former Board member of Hudson United Bancorp and Hudson United Bank prior to their mergers into TD Banknorth and TD Banknorth, N.A., respectively, on January 31, 2006. He is a Certified Public Accountant and has been Managing Partner of O’Connor Davis Munns & Dobbins LLP’s New Jersey office since 1991.

Joanna T. Lau is a Director or TD Banknorth and TD Banknorth, N.A. Ms. Lau has served as the Chief Executive Officer and Chairman of LAU Technologies, an executive consulting and investment company, since 1990. She is a Director of ITT Education Services, Inc., a former Director of BostonFed Bancorp, Inc., a Director of the National Defense Industrial Association, a Director of the John F. Kennedy Library Foundation, a Trustee of Bryant University, a member of the Board of Overseers of Northeastern University and the New England National Association of Corporate Directorship.

Dana S. Levenson is a Director of TD Banknorth and TD Banknorth, N.A. Mr. Levenson was a former Director of Bank of New Hampshire Corporation, which was acquired by TD Banknorth in 1996. He has served as Principal, The Levenson Group, a real estate investment firm, from 1997 to present. He served as the President of Ann Ellen Enterprises, Inc., a 35-store specialty retail operation from 1981 to 1996. He is the President of Quatro Realty Corporation, a member of the Portsmouth Rotary Club, the Treasurer of the Dartmouth Club of the Seacoast, a member of the Portsmouth Children’s Museum Advisory Board, the Chairman of the Portsmouth Economic Development Commission, and a Trustee of the Portsmouth Public Library.

Steven T. Martin is a Director of TD Banknorth and TD Banknorth, N.A. Mr. Martin was a Director of American Financial Holdings, Inc. from 1979 until its merger into TD Banknorth in February 2003. He was a Principal, Martin Associates, a consulting group to international industrial companies from 2003 to present. From 1998 through 2002, Mr. Martin served as Executive Vice President of Ingersoll-Rand Company, with which he served in various capacities, including President of the Production Equipment Group of Ingersoll-Rand Company or related entities, since 1962.

John M. Naughton is a Director of TD Banknorth and TD Banknorth, N.A. Mr. Naughton was Chairman of the Board and Director of SIS Bancorp, Inc. from 1990 until its acquisition by TD Banknorth in 1999. He formerly served as Executive Vice President of Massachusetts Mutual Life Insurance Company until his retirement in 1997.

Irving E. Rogers, III is a Director of TD Banknorth and TD Banknorth, N.A. Mr. Rogers was a former Director of Andover Bancorp from 1996 until its merger into TD Banknorth in 2001. He was the Chairman and Publisher of The Eagle-Tribune Publishing Company from 1998 until its acquisition in September 2005 by Community Newspaper Holdings Inc, and he has served as a consultant to the acquiror since that date.

David A. Rosow is a Director of TD Banknorth and TD Banknorth, N.A. Mr. Rosow was a former Board member of Hudson United Bancorp and Hudson United Bank prior to their mergers into TD Banknorth and TD Banknorth, N.A., respectively, on January 31, 2006. He has served as Chairman and Chief Executive Officer of Rosow & Company, Inc., a private investment company, and Chairman,

International Golf Group, Inc., a golf course ownership, management and development company, since 1990. He formerly served as a Director and Chairman of Westport Bank and Trust from 1990 to 1996, prior to its acquisition by Hudson United. He has been a Trustee of a Fairfield Country Day School since 1981 and was a member of the New York Stock Exchange from 1989 to March 2006.

William J. Ryan has served as Chairman of TD Banknorth and TD Banknorth, N.A. since July 1989. Mr. Ryan also served as Chief Executive Officer of TD Banknorth and TD Banknorth, N.A. from July 1998 until February 2007 and as President of TD Banknorth and TD Banknorth, N.A. from July 1989 until September 2006. He also serves as a Director, Group Head, US Personal and Commercial Banking and Vice Chair of The Toronto-Dominion Bank, a Director of Wellpoint, Inc. (formerly Anthem), a Director of UnumProvident Corp., a Trustee of Libra Foundation, a member of the Board of Advisors of the University of New England, and a Trustee of Colby College.

Curtis M. Scribner is a Director of TD Banknorth and TD Banknorth, N.A. Mr. Scribner is a Director of TD Banknorth Insurance, TD Banknorth’s insurance agency subsidiary. He has been a Principal of C.M. Scribner & Co., a real estate holding company, since 1995. He is the past Chairman and current Trustee of Hurricane Island Outward Bound and a Director of Rufus Deering Co. He is a member of the Maine Committee of the Newcomen Society and Corporator of the Maine Medical Center, a Director of the Maine Community Foundation and an Honorary Trustee of the North Yarmouth Academy.

Peter G. Vigue is a Director of TD Banknorth and TD Banknorth, N.A. Mr. Vigue has served as President and Chief Executive Officer of the Cianbro Corporation, a construction and construction services company, since 1991. He is a Board Member of the TD Banknorth Maine Advisory Board and Chair of the Maine Economic Research Institute. He is a Director of the Eastern Maine Healthcare Systems, a Trustee of the Maine Central Institute and Chair of the University of Maine Pulp and Paper Foundation. He is as a member of the Executive Board of the Construction Industry Roundtable and a past Chair of the Maine Chamber of Commerce. He is a former Mayor of the Town of Pittsfield, ME.

Gerry S. Weidema is a Director of TD Banknorth and TD Banknorth, N.A. Ms. Weidema is a former Director and/or audit committee member of the Bank of New Hampshire Corporation, the Bank of New Hampshire, The First National Bank of Portsmouth and Hampton Cooperative Bank prior to their acquisition by TD Banknorth. She has been a Certified Public Accountant and Certified Financial Planner with Weidema & Lavin, CPAs, PA, an accounting firm specializing in accounting and tax issues for a wide variety of closely-held companies and individuals, since 1993. She is a member of the New Hampshire Society of CPAs, a member of the Ethics committee of the NH Society of CPAs, a member of the American Institute of Certified Public Accountants, a Board member and the Treasurer of PlusTime NH. She is a member of the University of New Hampshire (“UNH”) Parents Association, a Board member and Treasurer of the Feminist Health Center of Portsmouth, and a member of the UNH Sexual Harassment and Rape Prevention Program Committee.

Class B Directors

William E. Bennett is a Director of TD Banknorth and TD Banknorth, N.A. Since 2004, Mr. Bennett has also served as a Director of The Toronto-Dominion Bank. He is the retired President and Chief Executive Officer of Draper & Kramer, Inc., a Chicago-based financial services and real estate company, a position he held from 1995 to 1998. During the period 2000 to 2004, Mr. Bennett held directorships in various companies. Prior to 1994, he served as Executive Vice President and Chief Credit Officer of First Chicago Corp. and its principal subsidiary, The First National Bank of Chicago. He is currently a director of various non-profit organizations and a member of 917 Belden Development, L.L.C.

W. Edmund Clark is a Director of TD Banknorth and TD Banknorth, N.A. Mr. Clark is a Director of The Toronto-Dominion Bank, the President and Chief Executive Officer of TD Bank Financial Group (a position he has held since December 2002) and a Director of TD AMERITRADE Holding Corporation. Prior to December 20, 2002, he served as President and Chief Operating Officer of TD Bank Financial Group, a position he held from July 2000 to December 2002, and as Vice Chair of TD Bank Financial Group from February 2000 to June 2000. Prior to joining The Toronto-Dominion Bank in connection with its acquisition of CT Financial Services Inc. on February 1, 2000, he served as President and Chief Executive Officer of CT Financial Services Inc. Mr. Clark is a Canadian citizen.

Bharat B. Masrani is a Director of TD Banknorth and TD Banknorth, N.A. Mr. Masrani has served as President of TD Banknorth and TD Banknorth, N.A. since September 2006 and on March 1, 2007, he also assumed the position of Chief Executive Officer. He has served as Vice Chair and Chief Risk Officer of The Toronto-Dominion Bank from November 2005 until September 2006. Prior to November 2005, he served as Executive Vice President, Risk Management of The Toronto-Dominion Bank, and prior to May 2003, he served as Executive Vice President of The Toronto-Dominion Bank and Vice Chair, Credit Asset Management of TD Securities. Prior to October 2002, he served as Executive Vice President of e.Bank and Vice Chair of TD Waterhouse International. Prior to May 2002, he served as Senior Vice President of TD Bank Financial Group and Chief Executive Officer of TD Waterhouse Investor Services (Europe) Inc. Prior to April 1999, he served as a Senior Vice President of The Toronto-Dominion Bank. Mr. Masrani is a citizen of the United Kingdom and Canada.

Wilbur J. Prezzano is a Director of TD Banknorth and TD Banknorth, N.A. Mr. Prezzano is a Director of The Toronto-Dominion Bank and TD AMERITRADE Holding Corporation. He retired as Vice Chairman of Eastman Kodak Company, an imaging products and services company in 1997. Since 1997, Mr. Prezzano has served as director of Rope Industries, Inc. and is currently a director of a number of companies, including Lance, Inc. and EnPro Industries, Inc.

Executive Officers Who Are Not Directors

Peter J. Verrill was elected Vice Chairman and Chief Operating Officer of TD Banknorth and TD Banknorth, N.A. effective February 1, 2006, after serving as Senior Executive Vice President and Chief Operating Officer of TD Banknorth and TD Banknorth, N.A. since January 1996. Mr. Verrill served as Chief Financial Officer of TD Banknorth until early 2003. From 1988 through December 1995, Mr. Verrill served as Executive Vice President, Treasurer and Chief Financial Officer of TD Banknorth. Previously, Mr. Verrill served as Senior Vice President and Treasurer of TD Banknorth, N.A. (formerly Peoples Heritage Bank) from March 1978 through January 1988. Mr. Verrill is a director and Capital Campaign Vice Chair of Pine Tree Council Boy Scouts of America; a director and member of the Finance Committee of the Jeremiah Cromwell Disabilities Center; a director and member of the Audit Committee of the Roman Catholic Diocese of Portland, Maine; a director and a member of the Finance Committee and Capital Campaign Vice Chair of Ronald McDonald House of Portland, Maine; and a director and Treasurer of TrainRiders Northeast. Mr. Verrill is a member of the American Institute of Certified Public Accountants and the Maine Society of Public Accountants.

R. Scott Bacon was appointed Executive Vice President, Investments and Insurance effective August 2006, and also serves as President of TD Banknorth New Hampshire, a position he has held since April 1997.  Currently, Mr. Bacon oversees the activities of TD Banknorth Insurance Group and Bancnorth Investment Planning Group, Inc., the insurance agency and financial planning subsidiaries, respectively, of TD Banknorth, N.A., and TD Banknorth Wealth Management, a division of TD Banknorth, N.A. Mr. Bacon is a member of the Board of the Business and Industry Association of New Hampshire, a member of the Board of the Heritage United Way and a member of the Board of the Northeast Region of the Boy Scouts of America.

Stephen J. Boyle is Executive Vice President and Chief Financial Officer of TD Banknorth and TD Banknorth, N.A. Mr. Boyle was appointed Chief Financial Officer in early 2003 and is responsible for the finance, accounting and tax functions at TD Banknorth. Mr. Boyle joined TD Banknorth in 1997 as Executive Vice President and Controller. He was formerly Director of Financial Reporting at Barnett Banks, Inc. in Florida. Mr. Boyle is a member of the Berwick Academy Finance Committee and serves on the Vestry of St. Georges Episcopal Church.

John W. Fridlington was elected Senior Executive Vice President and Chief Lending Officer of TD Banknorth and TD Banknorth, N.A. effective February 1, 2006, after serving as Executive Vice President and Chief Lending Officer since 2003. In 1992, Mr. Fridlington initially was elected Executive Vice President of TD Banknorth and Executive Vice President of Commercial Lending of TD Banknorth, N.A. (formerly Peoples Heritage Bank). Mr. Fridlington’s banking career includes over 25 years of service in various capacities at Heritage Bank, Community Savings Bank, BayBank Valley Trust Co., Mechanics Bank and New England Merchants Bank, all of which were located in Massachusetts. Mr. Fridlington serves as a trustee of the Susan Curtis Foundation, a director of Friends of Casco Bay and a director of CEI Community Ventures, Inc. Mr. Fridlington also is a member of the Risk Management Association, a professional association of lending and risk management professionals.

Carol L. Mitchell was elected Senior Executive Vice President of TD Banknorth and TD Banknorth, N.A. effective February 1, 2006, after serving as Executive Vice President of TD Banknorth and TD Banknorth, N.A. since January 1997. Ms. Mitchell joined TD Banknorth in August 1990 and was elected Senior Vice President, General Counsel and Clerk in 1992. Ms. Mitchell currently is the General Counsel, Chief Administrative Officer and Secretary of TD Banknorth and TD Banknorth, N.A. and oversees the Legal, Human Resources and Strategic Planning and Community Development Departments and the Enterprise Project Management Office. Ms. Mitchell is an attorney, admitted to practice law in Maine, and is a member of the American Bar Association, the Maine Bar Association and the Cumberland Bar Association. Ms. Mitchell is a member and Treasurer of the Maine Chapter of the International Women’s Forum; a member of the American Society of Corporate Secretaries, a director of the University of Maine School of Law Foundation and a director and Vice Chairman of the Board of the Young Womens’ Christian Association of Greater Portland.

Edward P. Schreiber is Executive Vice President, Chief Risk Officer and Regulatory Liaison of TD Banknorth and TD Banknorth, N.A. Mr. Schreiber was elected Executive Vice President, Chief Risk Officer and Regulatory Liaison of TD Banknorth in 1999. Prior to joining TD Banknorth, Mr. Schreiber held various positions throughout the United States with The Office of the Comptroller of the Currency of the United States for over 19 years, including Senior Supervisory Data Analyst, Field Manager and Regional Bank Examiner in Charge. Mr. Schreiber is a Certified Risk Professional. Mr. Schreiber serves on the FASB Advisory Council.

Wendy Suehrstedt was elected Senior Executive Vice President and President and CEO, Mid-Atlantic Division, of TD Banknorth and TD Banknorth, N.A. effective February 1, 2006, after serving as Executive Vice President and Chief Retail Banking Officer of TD Banknorth and TD Banknorth, N.A. since January 1997. Previously, Ms. Suehrstedt served as Senior Vice President of Retail and Small Business Banking at TD Banknorth, N.A. (formerly Peoples Heritage Bank) from 1994 to 1997 and Senior Vice President of TD Banknorth, N.A. in charge of Commercial Credit Policy and Administration from 1991 to 1994. She joined TD Banknorth, N.A. as Vice President of Commercial Loan Review in 1990.

Suzanne Poole has been Executive Vice President, Retail Distribution of TD Banknorth and TD Banknorth, N.A. since January 2007. Previously, she was Senior Vice President, Pacific Region, of TD Canada Trust since January 2002. Previous to that, she was Senior Vice President, Ontario North and East Region of TD Canada Trust since February 2000. In her previous role, she served as a member of the boards of TD’s Friends of the Environment Foundation, Vancouver Aquarium and the Telus World of Science.

To the knowledge of TD Banknorth, during the last five years, none of the foregoing directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violations of such laws.

Directors and Executive Officers of The Toronto-Dominion Bank.   Set forth below for each of the directors and executive officers of The Toronto-Dominion Bank is their respective present principal occupation or employment, the name and principal business of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such director and executive officer. Each person identified below is a Canadian citizen, unless otherwise noted. Unless indicated otherwise, each person’s principal address is c/o The Toronto-Dominion Bank, Toronto-Dominion Centre, P.O. Box 1, Toronto, Ontario M5K 1A2.

Directors

William E. Bennett is a member of the Board of Directors of The Toronto-Dominion Bank, which he joined in 2004. He is the retired President and Chief Executive Officer of Draper & Kramer, Inc., a Chicago-based financial services and real estate company, a position he held from 1995 to 1998. During the period 2000 to 2004, Mr. Bennett held directorships in various companies and in 2005 became a Director of TD Banknorth and TD Banknorth, N.A. Mr. Bennett is a United States citizen. Prior to 1994, he served as Executive Vice President and Chief Credit Officer of First Chicago Corp. and its principal subsidiary, The First National Bank of Chicago. He is currently a director of various non-profit organizations and a member of the 917 Belden Development, L.L.C.

Hugh J. Bolton is a member of the Board of Directors of The Toronto-Dominion Bank. Since 2000, Mr. Bolton has been the non-executive Chair of the Board of Directors of EPCOR Utilities Inc., an integrated energy company. Mr. Bolton is the retired Chairman and Chief Executive Officer and partner of Coopers & Lybrand Canada, Chartered Accountants.

John L. Bragg is a member of the Board of Directors of The Toronto-Dominion Bank. Mr. Bragg is the Chairman, President and, since 2000, Co-Chief Executive Officer of Oxford Frozen Foods Limited, a food manufacturing company he founded in 1968. He is also an officer and/or director of a number of associated companies including Bragg Communications Incorporated which operates under the brand name of Eastlink.

W. Edmund Clark is a member of the Board of Directors of The Toronto-Dominion Bank and, since December 2002 has held the position of President and Chief Executive Officer, TD Bank Financial Group. Mr. Clark is a director of TD Banknorth, TD Banknorth, N.A. and TD AMERITRADE Holding Corporation. Prior to December 20, 2002, Mr. Clark served as President and Chief Operating Officer of TD Bank Financial Group, a position he held from July 2000 to December 2002, and as Vice Chair of TD Bank Financial Group from February 2000 to June 2000. Prior to joining The Toronto-Dominion Bank in connection with its acquisition of CT Financial Services Inc. on February 1, 2000, he served as President and Chief Executive Officer of CT Financial Services Inc.

Wendy K. Dobson is a member of the Board of Directors of The Toronto-Dominion Bank. Dr. Dobson is Professor and Director, Institute for International Business, Joseph L. Rotman School of Management, University of Toronto. Dr. Dobson joined the University of Toronto in 1990 and has held her current position since 1995.

Darren Entwistle is a member of the Board of Directors of The Toronto-Dominion Bank. Since July 2000, Mr. Entwistle has been the President and Chief Executive Officer of TELUS Corporation, a telecommunications company, and is a member of its Board of Directors.

Donna M. Hayes is a member of the Board of Directors of The Toronto-Dominion Bank. Since 2003, Ms. Hayes has been the Publisher, Chief Executive Officer and a Director of Harlequin Enterprises Limited, a global publishing company. From 2001 to 2003, she held the position of President and Chief Executive Officer. She is also an officer and/or director of a number of associated companies. Ms. Hayes has held various positions with Harlequin Enterprises Limited since 1985.

Henry H. Ketcham is a member of the Board of Directors of The Toronto-Dominion Bank. Since 1996, Mr. Ketcham has been the Chairman of the Board, President and Chief Executive Officer of West Fraser Timber Co. Ltd., an integrated forest products company and is an officer and/or director of a number of associated companies. Mr. Ketcham is a citizen of the United States and Canada.

Pierre H. Lessard is a member of the Board of Directors of The Toronto-Dominion Bank. Since 1990, Mr. Lessard has been the President and Chief Executive Officer of METRO INC., a food retailer and distributor, and is a member of its Board of Directors.

Harold H. MacKay is a member of the Board of Directors of The Toronto-Dominion Bank. Mr. MacKay has been of counsel to the law firm MacPherson Leslie & Tyerman LLP since 1964. From 1969 until January 2005, Mr. MacKay held the position of Partner. In March 2007, Mr. MacKay also became Chairman of Domtar Corporation.

Brian F. MacNeill is a member of the Board of Directors of The Toronto-Dominion Bank. Since 2001, Mr. MacNeill has been the non-executive Chairman of the Board of Petro-Canada, an integrated oil and gas company. Mr. MacNeill is the retired President and Chief Executive Officer of Enbridge Inc.

Irene R. Miller is a member of the Board of Directors of The Toronto-Dominion Bank. Since 1997, Ms. Miller has been Chief Executive Officer of Akim, Inc., an investment management and consulting firm. Until June 1997, Ms. Miller was Vice Chairman and Chief Financial Officer of Barnes & Noble, Inc. Ms. Miller is a citizen of the United States and Canada.

Roger Phillips is a member of the Board of Directors of The Toronto-Dominion Bank, which he joined in 1994. He is the retired President and Chief Executive Officer of IPSCO Inc., a steel manufacturing company, a position he held from 1982 to January 2002. Mr. Phillips is a citizen of Canada and the United Kingdom.

Wilbur J. Prezzano is a member of the Board of Directors of The Toronto-Dominion Bank. Mr. Prezzano also serves on the boards of TD Banknorth, TD Banknorth, N.A. and TD AMERITRADE Holding Corporation. In 1997, he retired as Vice Chairman of Eastman Kodak Company, an imaging products and services company. Since 1997, Mr. Prezzano has served as a Director of Roper Industries, Inc. and is currently a director of a number of companies, including Lance, Inc. and EnPro Industries, Inc. Mr. Prezzano is a citizen of the United States.

William J. Ryan is a member of the Board of Directors of The Toronto-Dominion Bank. Mr. Ryan is Group Head, US Personal and Commercial Banking and Vice Chair of TD Bank Financial Group, and since 1989 has been Chairman of TD Banknorth Inc. and TD Banknorth, N.A. Mr. Ryan also served as Chief Executive Officer of TD Banknorth and TD Banknorth, N.A. from July 1998 to February 2007 and as President of TD Banknorth and TD Banknorth, N.A. from July 1998 until September 2006. He also serves as a Director of Wellpoint, Inc. (formerly Anthem), a Director of UnumProvident Corp., a Trustee of Libra Foundation, a member of the Board of Advisors of the University of New England, and a Trustee of Colby College. Mr. Ryan is a citizen of the United States.

Helen K. Sinclair is a member of the Board of Directors of The Toronto-Dominion Bank. In 1996, Ms. Sinclair founded BankWorks Trading Inc., a satellite communications company, and serves as its Chief Executive Officer and as a member of its Board of Directors.

John M. Thompson is the Chairman of the Board of Directors of The Toronto-Dominion Bank, a position he has held since 2003. Mr. Thompson is the retired Vice Chairman of the Board of IBM Corporation, an information technology hardware, software and services company, a position he held from August 2000 to September 2002.

Executive Officers Who Are Not Directors

Robert E. Dorrance is Vice Chair, TD Bank Financial Group, Group Head, Wholesale Banking and Chairman, Chief Executive Officer & President, TD Securities. Prior to occupying these positions Mr. Dorrance held various offices within TD Bank Financial Group and TD Securities, including Vice Chair, Group Head and Chairman and Chief Executive Officer (2005-2006), Vice Chair and Chairman and Chief Executive Officer (2003-2005), Executive Vice President and Chairman and Chief Executive Officer (2002-2003) and Executive Vice President and Vice Chair, Institutional Equities and Investment Banking, TD Securities (2001-2002).

Bernard T. Dorval is Group Head, Business Banking & Insurance and Co-Chair, TD Canada Trust, TD Bank Financial Group. Prior to occupying these positions Mr. Dorval held various positions within TD Canada Trust including Executive Vice President and Co-Chair (2005-2006), Executive Vice President (Retail Product Group and subsequently, Business Banking & Insurance) and Deputy Chair (2002-2005) and Executive Vice President (2000-2002).

William H. Hatanaka is Group Head, Wealth Management, TD Bank Financial Group and Chairman and Chief Executive Officer, TD Waterhouse Canada Inc. Prior to occupying these positions Mr. Hatanaka held the office of Executive Vice President, Wealth Management (2003-2005). Previously, Mr. Hatanaka held the position of Chief Operating Officer, RBC Wealth Management and Co-President, RBC Dominion Securities Inc., Royal Bank of Canada (2001-2003).

Timothy D. Hockey is Group Head, Personal Banking and Co-Chair, TD Canada Trust, TD Bank Financial Group. Prior to occupying these positions Mr. Hockey held the positions of Executive Vice President, Personal Banking and Co-Chair, TD Canada Trust (2005), and Executive Vice President, Retail Distribution and e.Bank, TD Canada Trust (2002-2005), and Senior Vice President, Personal Lending & Visa, Retail Product Group, TD Canada Trust (2001-2002).

Colleen M. Johnston is Executive Vice President and Chief Financial Officer, Corporate Office, TD Bank Financial Group. Prior to occupying this position Ms. Johnston was an Executive Vice President, Finance, Corporate Office (2004-2005). Previously, Ms. Johnston was Managing Director and Chief Financial Officer of Scotia Capital Inc. (1999-2003).

Robert F. MacLellan is an Executive Vice President of TD Bank Financial Group. In addition, Mr. MacLellan is Chief Investment Officer and Chairman, TD Asset Management Inc. and President, TD Capital, TD Investments, Wholesale Banking. Prior to occupying these positions, Mr. MacLellan was Executive Vice President and Chief Investment Officer, TD Investment Management (2003) and an Executive Vice President of Wealth Management and TD Asset Management Inc. (2000-2003).

Frank J. McKenna is Deputy Chair, TD Bank Financial Group. Prior to joining in 2006, Mr. McKenna served as the Canadian ambassador to the United States (2005-2006). Previously, Mr. McKenna acted as Counsel to the law firm of McInnes Cooper from 1997 to 2005.

Fredric J. Tomczyk is Vice Chair, Corporate Operations, TD Bank Financial Group. Prior to occupying this position Mr. Tomczyk was Executive Vice President, Retail Distribution, TD Canada Trust (2001-2002) and Executive Vice President and President and Chief Executive Officer, Wealth Management, TD Canada Trust (2000-2001).

Kelvin Tran is Vice President and Chief Accountant, Corporate Office, TD Bank Financial Group. Prior to occupying this position, Mr. Tran held various finance positions within TD Bank Financial Group from 1999 to 2006, including Chief Financial Officer, Investment Management and Controller, Wholesale Banking.

To the knowledge of The Toronto-Dominion Bank, during the last five years, none of the foregoing directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violations of such laws.

Directors and Executive Officers of Bonn Merger Co.   Set forth below for each of the directors and executive officers of Bonn Merger Co. is their respective present principal occupation or employment, the name and principal business of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such director and executive officer. Each person identified below is a Canadian citizen, unless otherwise noted. Unless indicated otherwise, each person’s principal address is c/o Bonn Merger Co., Toronto-Dominion Centre, P.O. Box 1, Toronto, Ontario M5K 1A2.

Norie C. Campbell is Vice President and Secretary, and a member of the Board of Directors of Bonn Merger Co. Ms. Campbell is Senior Vice President, Legal and Assistant General Counsel of The Toronto-Dominion Bank. Previously, Ms. Campbell has held various positions within The Toronto-Dominion Bank, including Vice President, Legal (January 2006-December 2006) and Vice President and Special Assistant to the Chief Executive Officer (2004-2006), and Vice President, Corporate Governance (2003-2004) and Associate Vice President, Legal (2000-2003).

Christopher A. Montague is President and Treasurer, and a member of the Board of Directors of Bonn Merger Co. Mr. Montague is Executive Vice President and General Counsel of The Toronto-Dominion Bank. From 2000 to 2004, Mr. Montague held the positions of Executive Vice President, General Counsel and Secretary of The Toronto-Dominion Bank.

To the knowledge of Bonn Merger Co., during the last five years, none of the foregoing or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violations of such laws.

ITEM 4.                TERMS OF THE TRANSACTION

Item 1004(a) and (c) to (f) of Regulation M-A

(a)(1)	Not applicable.
(a)(2)(i)	The information set forth in the Proxy Statement under the captions “Questions and Answers About the Merger” and “Summary Term Sheet” is incorporated herein by reference.
(a)(2)(ii)

The information set forth in the Proxy Statement under the captions “Questions and Answers About the Merger,” “Summary Term Sheet—What You Will Receive in the Merger,” “Special Factors—Recommendations of the Special Committee and the TD Banknorth Board of Directors and Our Position as to the Fairness of the Merger” and “The Merger Agreement—Effect of the Merger on TD Banknorth Stock” is incorporated herein by reference.

(a)(2)(iii)

The information set forth in the Proxy Statement under the captions “Questions and Answers About the Merger,” “Summary Term Sheet—Recommendations of the Special Committee and Our Board of Directors and Our Position as to the Fairness of the Merger,” “Special Factors—Background of the Merger,” “Special Factors—Recommendations of the Special Committee and the TD Banknorth Board of Directors and Our Position on the Fairness of the Merger” and “Special Factors—The Toronto-Dominion Bank’s Purpose and Reasons for the Merger” is incorporated herein by reference.

(a)(2)(iv)

The information set forth in the Proxy Statement under the captions “Questions and Answers About the Merger,” “Summary Term Sheet—The Special Meeting” and “The Special Meeting—Votes Required” is incorporated herein by reference.

(a)(2)(v)

The information set forth in the Proxy Statement under the captions “Questions and Answers About the Merger,” “Summary Term Sheet—What You Will Receive in the Merger” and “The Merger Agreement—Effect of the Merger on TD Banknorth Stock” is incorporated herein by reference.

(a)(2)(vi)	The information set forth in Proxy Statement under the caption “Special Factors—Accounting Treatment” is incorporated herein by reference.
(a)(2)(vii)

The information set forth in the Proxy Statement under the captions “Questions and Answers About the Merger,” “Summary Term Sheet—Material U.S. Federal Income Tax Consequences” and “Special Factors—Material U.S. Federal Income Tax Consequences of the Merger to TD Banknorth Shareholders” is incorporated herein by reference.

(c)

The information set forth in the Proxy Statement under the captions “Questions and Answers About the Merger,” “Summary Term Sheet—Interest of Directors and Executive Officers of TD Banknorth in the Merger,” “Special Factors—Certain Effects of the Merger,” “Special Factors—Interests of Directors and Executive Officers of TD Banknorth in the Merger,” “The Merger Agreement—Effect of the Merger on TD Banknorth Stock” and “The Merger Agreement—Effects of the Merger on TD Banknorth Stock Awards, Stock-based Awards and Stock Plans” is incorporated herein by reference.

(d)	The information set forth in the Proxy Statement under the captions “Summary Term Sheet—Appraisal Rights,” “Special Factors—Appraisal Rights” and Annex C is incorporated herein by reference.
(e)	None.
(f)	Not applicable.

ITEM 5.                PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 1005 (a) to (c) and (e) of Regulation M-A

(a)

The information set forth in the Proxy Statement under the captions “Summary Term Sheet—Interests of Directors and Executive Officers of TD Banknorth in the Merger,” “Special Factors—Interests of Directors and Executive Officers of TD Banknorth in the Merger,” “Special Factors—Transactions and Relationships Between TD Banknorth and The Toronto-Dominion Bank,” “Transactions in TD Banknorth Common Stock by Certain Persons” and “Certain Transactions with Directors, Executive Officers and Affiliates” is incorporated herein by reference.

(b)-(c)

The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Special Factors—Background of the Merger,” “Special Factors—Interests of Directors and Executive Officers of TD Banknorth in the Merger,” “Special Factors—Transactions and Relationships Between TD Banknorth and The Toronto-Dominion Bank” and “Certain Transactions with Directors, Executive Officers and Affiliates” is incorporated herein by reference.

(e)

The information set forth in the Proxy Statement under the captions “Summary Term Sheet—Voting Agreements and Understandings,” “Special Factors—Transactions and Relationships Between TD Banknorth and The Toronto-Dominion Bank,” “The Special Meeting—Voting Agreements and Understandings,” “The Voting Agreement” and “The Stockholders Agreement” is incorporated herein by reference.

The information set forth in Exhibits (d)(1) to (d)(7) hereto is incorporated herein by reference.

ITEM 6.                PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Item 1006 (b) and (c)(1) to (8) of Regulation M-A

(b)

The information set forth in the Proxy Statement under the captions “Special Factors—The Toronto-Dominion Bank’s Purpose and Reasons for the Merger,” “Special Factors—Plans for TD Banknorth After the Merger,” “The Merger Agreement—Effects of the Merger on TD Banknorth Stock,” “The Merger Agreement—Effects of the Merger on TD Banknorth Stock Awards, Stock-based Awards and Stock Plans” and Annex A is incorporated herein by reference.

(c)(1)-(8)

The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Special Factors—Certain Effects of the Merger,” “Special Factors—Plans for TD Banknorth After the Merger” and “Special Factors—Interests of Directors and Executive Officers of TD Banknorth in the Merger” is incorporated herein by reference.

ITEM 7.                PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

Item 1013 of Regulation M-A

(a)-(b)

The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Special Factors—Background of the Merger,” “Special Factors—Recommendations of the Special Committee and the TD Banknorth Board of Directors and Our Position as to the Fairness of the Merger,” “Special Factors—The Toronto-Dominion Bank’s Purpose and Reasons for the Merger” and “Special Factors—The Position of The Toronto-Dominion Bank and Bonn Merger Co. as to the Fairness of the Merger” is incorporated herein by reference.

(c)

The information set forth in the Proxy Statement under the captions “Summary Term Sheet—Recommendations of the Special Committee and Our Board of Directors and Our Position as to the Fairness of the Merger,” “Summary Term Sheet—Opinion of Our Financial Advisor,” “Summary Term Sheet—The Position of The Toronto-Dominion Bank and Bonn Merger Co. as to the Fairness of the Merger,” “Special Factors—Background of the Merger,” “Special Factors—Recommendations of the Special Committee and the TD Banknorth Board Directors and Our Position as to the Fairness of the Merger,” “Special Factors—The Toronto-Dominion Bank’s Purpose and Reasons for the Merger” and “Special Factors—The Position of The Toronto-Dominion Bank and Bonn Merger Co. as to the Fairness of the Merger” is incorporated herein by reference.

(d)

The information set forth in the Proxy Statement under the captions “Questions and Answers About the Merger,” “Summary Term Sheet,” “Special Factors—Certain Effects of the Merger,” “Special Factors—Interests of Directors and Executive Officers of TD Banknorth in the Merger,” “Special Factors—Material U.S. Federal Income Tax Consequences of the Merger to TD Banknorth Shareholders,” “Special Factors—Litigation Related to the Merger,” “Special Factors—Appraisal Rights,” “The Merger Agreement—The Merger,” “The Merger Agreement—Effects of the Merger on TD Banknorth Stock” and “The Merger Agreement—Effects of the Merger on TD Banknorth Stock Awards, Stock-based Awards and Stock Plans” is incorporated herein by reference.

ITEM 8.                FAIRNESS OF THE TRANSACTION

Item 1014 of Regulation M-A

(a)-(b)

The information set forth in the Proxy Statement under the captions “Questions and Answers About the Merger,” “Summary Term Sheet—Recommendation of the Special Committee and Our Board of Directors and Our Position as to the Fairness of the Merger,” “Summary Term Sheet—Opinion of Our Financial Advisor,” “Summary Term Sheet—The Position of The Toronto-Dominion Bank and Bonn Merger Co. as to the Fairness of the Merger,” “Special Factors—Background of the Merger,” “Special Factors—Recommendations of the Special Committee and the TD Banknorth Board of Directors and Our Position as to the Fairness of the Merger,” “Special Factors—Opinion of Sandler O’Neill,” “Special Factors—The Toronto-Dominion Bank’s Purpose and Reasons for the Merger,” “Special Factors—The Position of The Toronto-Dominion Bank and Bonn Merger Co. as to the Fairness of the Merger,” “Special Factors—Summary of Financial Analyses of Goldman, Sachs & Co.,” “Special Factors—Financial Forecasts of TD Banknorth” and Annex B is incorporated herein by reference.

(c)

The information set forth in the Proxy Statement under the captions “Questions and Answers About the Merger,” “Summary Term Sheet—The Special Meeting,” “Summary Term Sheet—Voting Agreements and Understandings,” “The Special Meeting—Votes Required,” “The Special Meeting—Voting Agreements and Understandings” and “The Merger Agreement—Conditions to the Merger” is incorporated herein by reference.

(d)

The information set forth in the Proxy Statement under the captions “Questions and Answers About the Merger,” “Summary Term Sheet—Recommendation of the Special Committee and Our Board of Directors and Our Position as to the Fairness of the Merger,” “Special Factors—Background of the Merger,” “Special Factors—Recommendations of the Special Committee and the TD Banknorth Board of Directors and Our Position as to the Fairness of the Merger,” “Special Factors—Opinion of Sandler O’Neill,” “Special Factors—The Position of The Toronto-Dominion Bank and Bonn Merger Co. as to the Fairness of the Merger” and Annex B is incorporated herein by reference.

(e)

The information set forth in the Proxy Statement under the captions “Questions and Answers About the Merger,” “Summary Term Sheet—Recommendation of the Special Committee and Our Board of Directors and Our Position as to the Fairness of the Merger,” “Special Factors—Background of the Merger” and “Special Factors—Recommendations of the Special Committee and the TD Banknorth Board of Directors and Our Position as to the Fairness of the Merger” is incorporated herein by reference.

(f)	Not applicable.

ITEM 9.                REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

Item 1015 of Regulation M-A

(a)-(c)

The information set forth in the Proxy Statement under the captions “Summary Term Sheet—Recommendation of the Special Committee and Our Board of Directors and Our Position as to the Fairness of the Merger,” “Summary Term Sheet—Opinion of Our Financial Advisor,” “Summary Term Sheet—The Position of The Toronto-Dominion Bank as to the Fairness of the Merger,” “Special Factors—Background of the Merger,” “Special Factors—Recommendations of the Special Committee and the TD Banknorth Board of Directors and Our Position as to the Fairness of the Merger,” “Special Factors—Opinion of Sandler O’Neill,” “Special Factors—The Position of The Toronto-Dominion Bank and Bonn Merger Co. as to the Fairness of the Merger,” “Special Factors—Summary of Financial Analyses of Goldman, Sachs & Co.” and “Special Factors—Financial Forecasts of TD Banknorth” is incorporated herein by reference. The full text of the written opinion of Sandler O’Neill, dated November 19, 2006, is attached to the Proxy Statement as Annex B and is incorporated herein by reference. The financial analysis presentation materials presented by Sandler O’Neill to the TD Banknorth special committee and board of directors are set forth as Exhibits (c)(2) to (11) hereto and are incorporated herein by reference. The financial analysis presentation materials presented by Goldman, Sachs & Co. to the board of directors of The Toronto-Dominion Bank are set forth as Exhibits (c)(12) to (13) hereto and are incorporated herein by reference.

ITEM 10.         SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

Item 1007 of Regulation M-A

(a)-(b)	The information set forth in the Proxy Statement under the captions “Special Factors—Financing the Merger” and “The Merger Agreement—Fees and Expenses” is incorporated herein by reference.
(c)	The information set forth in the Proxy Statement under the caption “The Merger Agreement—Fees and Expenses” is incorporated herein by reference.
The following is an estimate of approximate total amount of fees and expenses to be incurred in connection with the merger:

Description	Amount
Financial advisory fees	$15,000,000
Legal fees and expenses	2,615,000
Special committee fees	625,000
Accounting expenses	300,000
Proxy solicitation fees	75,000
SEC filing fees	341,000
Printing and mailing costs	250,000
Paying agent fees	100,000
Miscellaneous	694,000
Total	$20,000,000

(d)	Not applicable.

ITEM 11.         INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Item 1008 of Regulation M-A

(a)

The information set forth in the Proxy Statement under the captions “Special Factors—Interests of Directors and Executive Officers of TD Banknorth in the Merger,” “The Merger Agreement—Effects of the Merger on TD Banknorth Stock Awards, Stock-based Awards and Stock Plans,” “Beneficial Ownership of Capital Stock by Certain Beneficial Owners and Management” and “Transactions in TD Banknorth Common Stock by Certain Persons” is incorporated herein by reference.

(b)	The information set forth in the Proxy Statement under the caption “Transactions in TD Banknorth Common Stock by Certain Persons” is incorporated herein by reference.

ITEM 12.         THE SOLICITATION OR RECOMMENDATION

Item 1012(d) and (e) of Regulation M-A

(d)

The information set forth in the Proxy Statement under the captions “Questions and Answers About The Merger,” “Summary Term Sheet—Interests of Directors and Executive Officers of TD Banknorth in the Merger,” “Summary Term Sheet—Voting Agreements and Understandings,” “The Special Meeting—Votes Required,” “The Special Meeting—Voting Agreements and Understandings,” “The Special Meeting—Shares Owned by Directors and Executive Officers of TD Banknorth,” “Special Factors—Interests of Directors and Executive Officers of TD Banknorth in the Merger” and “The Voting Agreement” is incorporated herein by reference.

(e)

The information set forth in the Proxy Statement under the captions “Summary Term Sheet—Recommendation of the Special Committee and Our Board of Directors and Our Position as to the Fairness of the Merger,” “Summary Term Sheet - The Position of The Toronto-Dominion Bank and Bonn Merger Co. as to the Fairness of the Merger,” “Special Factors—Background of the Merger,” “Special Factors—Recommendations of the Special Committee and the TD Banknorth Board of Directors and Our Position as to the Fairness of the Merger,” “Special Factors—The Toronto-Dominion Bank’s Purpose and Reasons for the Merger” and “Special Factors—The Position of The Toronto-Dominion Bank and Bonn Merger Co. as to the Fairness of the Merger” is incorporated herein by reference.

ITEM 13.         FINANCIAL INFORMATION

Item 1010 of Regulation M-A

(a)

The information set forth in the Proxy Statement under the captions “Selected Consolidated Historical Financial Data of TD Banknorth,” “Consolidated Ratios of Earnings to Fixed Charges of TD Banknorth” and “Where You Can Find More Information” is incorporated herein by reference.

(b)	The information set forth in the Proxy Statement under the caption “Selected Historical Financial Data of TD Banknorth” is incorporated herein by reference.
(c)

The information set forth in the Proxy Statement under the captions “Selected Consolidated Historical Financial Data of TD Banknorth,” “Consolidated Ratios of Earnings to Fixed Charges of TD Banknorth” and “Where You Can Find More Information” is incorporated herein by reference.

ITEM 14.         PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Item 1009 Regulation M-A

(a)-(b)

The information set forth in the Proxy Statement under the captions “Questions and Answers About the Merger,” “Summary Term Sheet—Recommendations of the Special Committee and Our Board of Directors and Our Position as to the Fairness of the Merger,” “Summary Term Sheet—Opinion of Our Financial Advisor,” “Summary Term Sheet—The Special Meeting,” “The Special Meeting—Solicitation of Proxies,” “Special Factors—Recommendations of the Special Committee and the TD Banknorth Board of Directors and Our Position as to the Fairness of the Merger,” “Special Factors—Opinion of Sandler O’Neill,” “Special Factors—Summary of Financial Analyses of Goldman, Sachs & Co.,” “Special Factors—Financing the Merger,” “Special Factors—Compensation of the Special Committee,” “The Special Meeting—Solicitation of Proxies” and “The Merger Agreement—Fees and Expenses” is incorporated herein by reference.

ITEM 15.         ADDITIONAL INFORMATION

Item 1011(b) of Regulation M-A

(b)	The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16.         EXHIBITS

Item 1016(a) to (d), (f) and (g) of Regulation M-A

(a)(1)	Definitive Proxy Statement filed with the Securities and Exchange Commission on March 16, 2007
(a)(2)	Form of proxy for the TD Banknorth special meeting, filed with the Proxy Statement
(a)(3)	Form of additional soliciting materials for participants in the TD Banknorth 401(k) Plan for the TD Banknorth special meeting, filed with the Proxy Statement
(b)	None.
(c)(1)	Opinion of Sandler O’Neill & Partners, L.P., attached as Annex B to the Proxy Statement
(c)(2)	Financial analysis presentation materials presented by Sandler O’Neill & Partners, L.P. to the Special Committee and Board of Directors of TD Banknorth on November 18 and 19, 2006*
(c)(3)	Financial analysis presentation materials, dated November 13, 2006, prepared by Sandler O’Neill & Partners, L.P. for the Special Committee of the TD Banknorth Board of Directors*
(c)(4)	Financial analysis presentation materials, dated November 10, 2006, prepared by Sandler O’Neill & Partners, L.P. for the Special Committee of the TD Banknorth Board of Directors*
(c)(5)	Financial analysis presentation materials, dated November 3, 2006, prepared by Sandler O’Neill & Partners, L.P. for the Special Committee of the TD Banknorth Board of Directors*
(c)(6)	Financial analysis presentation materials, dated August 24, 2006, prepared by Sandler O’Neill & Partners, L.P. for the Special Committee of the TD Banknorth Board of Directors*
(c)(7)	Supplemental financial analysis materials, dated August 1, 2006, prepared by Sandler O’Neill & Partners, L.P. for the Special Committee of the TD Banknorth Board of Directors*
(c)(8)	Financial analysis presentation materials, dated July 31, 2006, prepared by Sandler O’Neill & Partners, L.P. for the Special Committee of the TD Banknorth Board of Directors*
(c)(9)	Supplemental financial analysis materials, dated July 20, 2006, prepared by Sandler O’Neill & Partners, L.P. for the Special Committee of the TD Banknorth Board of Directors*
(c)(10)	Financial analysis presentation materials, dated July 18, 2006, prepared by Sandler O’Neill & Partners, L.P. for the Special Committee of the TD Banknorth Board of Directors*
(c)(11)	Financial analysis presentation materials, dated June 27, 2006, prepared by Sandler O’Neill & Partners, L.P. for the Special Committee of the TD Banknorth Board of Directors*
(c)(12)	Financial analysis presentation materials, dated November 18, 2006, prepared by Goldman, Sachs & Co. for the Board of Directors of The Toronto-Dominion Bank*
(c)(13)	Financial analysis presentation materials, dated July 26, 2006, prepared by Goldman, Sachs & Co. for The Toronto-Dominion Bank*
(c)(14)	Financial analysis presentation materials, dated November 14, 2006, prepared by Sandler O’Neill & Partners, L.P. for the Special Committee of the TD Banknorth Board of Directors*

(d)(1)	Agreement and Plan of Merger, dated as of November 19, 2006, among TD Banknorth, The Toronto-Dominion Bank and Bonn Merger Co., attached as Annex A to the Proxy Statement
(d)(2)

Voting Agreement, dated as of November 19, 2006, between The Toronto-Dominion Bank and Private Capital Management, L.P. (incorporated by reference to the amended Schedule 13D filed by The Toronto-Dominion Bank with respect to its beneficial ownership of TD Banknorth common stock on November 21, 2006)

(d)(3)

Amended and Restated Stockholders Agreement, dated as of August 25, 2004, among The Toronto-Dominion Bank, Banknorth Group, Inc. and TD Banknorth (incorporated by reference to Appendix D to the proxy statement/prospectus, dated January 11, 2005, included in the Registration Statement on Form S-4/F-4 filed by TD Banknorth and The Toronto-Dominion Bank (SEC File Nos. 333-119517/119519))

(d)(4)

Letter Agreement between William J. Ryan and TD Banknorth Inc., dated as of November 19, 2006 (incorporated by reference to the amended Current Report on Form 8-K filed by TD Banknorth on November 22, 2006)

(d)(5)

Letter Agreement between Peter J. Verrill and TD Banknorth Inc., dated as of November 19, 2006 (incorporated by reference to the amended Current Report on Form 8-K filed by TD Banknorth on November 22, 2006)

(d)(6)

Letter Agreement between Stephen J. Boyle and TD Banknorth Inc., dated as of November 19, 2006 (incorporated by reference to the amended Current Report on Form 8-K filed by TD Banknorth on November 22, 2006)

(d)(7)

Letter Agreement between Carol L. Mitchell and TD Banknorth Inc., dated as of November 19, 2006 (incorporated by reference to the amended Current Report on Form 8-K filed by TD Banknorth on November 22, 2006)

(f)	Section 262 of the General Corporation Law of the State of Delaware, attached as Annex C to the Proxy Statement
(g)	None.

*                    Previously filed.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2007

TD BANKNORTH INC.
By:	/s/ William J. Ryan
Name:	William J. Ryan
Title:	Chairman
THE TORONTO-DOMINION BANK
By:	/s/ Christopher A. Montague
Name:	Christopher A. Montague
Title:	Executive Vice President and General Counsel
BONN MERGER CO.
By:	/s/ Christopher A. Montague
Name:	Christopher A. Montague
Title:	President and Treasurer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
(a)(1)	Definitive Proxy Statement filed with the Securities and Exchange Commission on March 16, 2007
(a)(2)	Form of proxy for the TD Banknorth special meeting, filed with the Proxy Statement
(a)(3)	Form of additional soliciting materials for participants in the TD Banknorth 401(k) Plan for the TD Banknorth special meeting, filed with the Proxy Statement
(b)	None.
(c)(1)	Opinion of Sandler O’Neill & Partners, L.P., attached as Annex B to the Proxy Statement
(c)(2)	Financial analysis presentation materials presented by Sandler O’Neill & Partners, L.P. to the Special Committee and Board of Directors of TD Banknorth on November 18 and 19, 2006*
(c)(3)	Financial analysis presentation materials, dated November 13, 2006, prepared by Sandler O’Neill & Partners, L.P. for the Special Committee of the TD Banknorth Board of Directors*
(c)(4)	Financial analysis presentation materials, dated November 10, 2006, prepared by Sandler O’Neill & Partners, L.P. for the Special Committee of the TD Banknorth Board of Directors*
(c)(5)	Financial analysis presentation materials, dated November 3, 2006, prepared by Sandler O’Neill & Partners, L.P. for the Special Committee of the TD Banknorth Board of Directors*
(c)(6)	Financial analysis presentation materials, dated August 24, 2006, prepared by Sandler O’Neill & Partners, L.P. for the Special Committee of the TD Banknorth Board of Directors*
(c)(7)	Supplemental financial analysis materials, dated August 1, 2006, prepared by Sandler O’Neill & Partners, L.P. for the Special Committee of the TD Banknorth Board of Directors*
(c)(8)	Financial analysis presentation materials, dated July 31, 2006, prepared by Sandler O’Neill & Partners, L.P. for the Special Committee of the TD Banknorth Board of Directors*
(c)(9)	Supplemental financial analysis materials, dated July 20, 2006, prepared by Sandler O’Neill & Partners, L.P. for the Special Committee of the TD Banknorth Board of Directors*
(c)(10)	Financial analysis presentation materials, dated July 18, 2006, prepared by Sandler O’Neill & Partners, L.P. for the Special Committee of the TD Banknorth Board of Directors.*
(c)(11)	Financial analysis presentation materials, dated June 27, 2006, prepared by Sandler O’Neill & Partners, L.P. for the Special Committee of the TD Banknorth Board of Directors*
(c)(12)	Financial analysis presentation materials, dated November 18, 2006, prepared by Goldman, Sachs & Co. for the Board of Directors of The Toronto—Dominion Bank*

(c)(13)	Financial analysis presentation materials, dated July 26, 2006, prepared by Goldman, Sachs & Co. for The Toronto—Dominion Bank*
(c)(14)	Financial analysis presentation materials, dated November 14, 2006, prepared by Sandler O’Neill & Partners, L.P. for the Special Committee of the TD Banknorth Board of Directors*
(d)(1)	Agreement and Plan of Merger, dated as of November 19, 2006, among TD Banknorth, The Toronto-Dominion Bank and Bonn Merger Co., attached as Annex A to the Proxy Statement
(d)(2)

Voting Agreement, dated as of November 19, 2006, between The Toronto-Dominion Bank and Private Capital Management, L.P. (incorporated by reference to the amended Schedule 13D filed by The Toronto-Dominion Bank with respect to its beneficial ownership of TD Banknorth common stock on November 21, 2006)

(d)(3)

Amended and Restated Stockholders Agreement, dated as of August 25, 2004, among The Toronto-Dominion Bank, Banknorth Group, Inc. and TD Banknorth (incorporated by reference to Appendix D to the proxy statement/prospectus, dated January 11, 2005, included in the Registration Statement on Form S-4/F-4 filed by TD Banknorth and The Toronto-Dominion Bank (SEC File Nos. 333-119517/119519))

(d)(4)

Letter Agreement between William J. Ryan and TD Banknorth Inc., dated as of November 19, 2006 (incorporated by reference to the amended Current Report on Form 8-K filed by TD Banknorth on November 22, 2006)

(d)(5)

Letter Agreement between Peter J. Verrill and TD Banknorth Inc., dated as of November 19, 2006 (incorporated by reference to the amended Current Report on Form 8-K filed by TD Banknorth on November 22, 2006)

(d)(6)

Letter Agreement between Stephen J. Boyle and TD Banknorth Inc., dated as of November 19, 2006 (incorporated by reference to the amended Current Report on Form 8-K filed by TD Banknorth on November 22, 2006)

(d)(7)

Letter Agreement between Carol L. Mitchell and TD Banknorth Inc., dated as of November 19, 2006 (incorporated by reference to the amended Current Report on Form 8-K filed by TD Banknorth on November 22, 2006)

(f)	Section 262 of the General Corporation Law of the State of Delaware, attached as Annex C to the Proxy Statement
(g)	None.

*                    Previously filed.